mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

February 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Kim
Stephen Krikorian
Edwin Kim
Joshua Shainess

Re:	SaverOne 2014 Ltd.

Draft Registration Statement on Form F-1

Submitted December 28, 2021

CIK No. 0001894693

Dear Mr. Shainess:

On behalf of SaverOne 2014 Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 25, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001894693) submitted by the Company on December 28, 2021 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

February 7, 2022

1.	Revise to clearly explain the stage of development for each of your products and solutions. With respect to any products or solutions that are currently complete, disclose the sales and marketing efforts you have undertaken to date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 38 and 47 of Amendment No. 1 to explain the stage of development for the Company’s SaverOne system. In addition, the Company has disclosed the sales and marketing efforts it has undertaken to date.

2.	Please clarify when you believe that you will first commercially offer your products and specify the geographic markets where you intend to concentrate your efforts. We note your assertion that certain SaverOne products are compliant with the National Highway Traffic Safety Administration (NHTSA) guidelines for solutions for distracted driving, and such compliance would give you an advance over competing solutions. The NHTSA is a United States federal agency, but we note that the vast majority of your pilot program partners and participants are located in Israel. Where appropriate, describe your operations or efforts to establish your products in the United States.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 38 and 47 of Amendment No. 1 to clarify the commercial status and geographic markets, including the United States, of its SaverOne system.

3.	Please clarify that the NHTSA distracted driving guidelines and studies do not constitute U.S. law and compliance with their recommended features does not necessarily result in your solutions satisfying legal requirements or approval for authorized use in the United States. Please clarify whether you are required to obtain any licenses or approvals in the United States or other markets for which you intend to enter or test your products.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 47 of Amendment No. 1 to clarify that the NHTSA distracted driving guidelines and studies do not constitute U.S. law and compliance with their recommended features does not necessarily result in the Company’s solutions satisfying legal requirements or approval for authorized use in the United States. In addition, the Company clarified whether it is required to obtain any licenses or approvals in the United States or other markets for which it intends to enter or test its products.

Selected financial data, page 35

4.	We note that for convenience to the reader, you applied a translation rate of one US Dollar per NIS 3.215 as of and for the year ended December 31, 2020 and of one US Dollar per NIS 3.26 as of and for the three months ended June 30, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Refer to Rule 3-20(b)(1) of Regulation S-X. Be advised that the translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8-9 and 36-37 of Amendment No. 1 to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods.

Results of Operations, page 38

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

February 7, 2022

5.	We note your assertion that your results of operations have varied in the past and can be expected to vary in the future due to “numerous factors,” and that you believe that period- to-period comparisons of operating results are “not necessarily meaningful.” Revise to remove the implication that your disclosure of period-to-period comparisons may not be meaningful. Additionally, revise the discussion and analysis to disclose all factors affecting operating results for each period, including any trends or changes necessary for an understanding of the company’s business as a whole.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 1 to remove the implication that the Company’s disclosure of period-to-period comparisons may not be meaningful. In addition, the Company has revised its disclosure on pages 40-41 of Amendment No. 1 to revise the discussion and analysis to disclose all factors affecting operating results for each period, including any trends or changes necessary for an understanding of the Company’s business as a whole.

Our Products, page 48

6.	You indicate that your product does not require the cooperation of the driver, will disable various functions of their mobile phone, and will automatically send text messages to any callers while the driver is driving. Please clarify whether the driver or their employer must consent or register specific phones prior to your system being able to access the phone’s functions. If not, please clarify the regulatory hurdles of accessing a person’s mobile phone without their consent under privacy, telecommunication or other laws.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 to clarify the consent process to access the phone’s functions.

7.	Please clarify whether your system’s ability to disable the functions of a mobile phone would be compliant with the Federal Communications Commission’s anti-jamming laws. Further, clarify whether there is a risk that the system would disable phones of the driver and/or the passengers in times of emergencies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 to clarify that the Company’s system’s ability to disable the functions of a mobile phone would be compliant with the Federal Communications Commission’s anti-jamming laws. In addition, the Company has revised its disclosure on page 49 of Amendment No. 1 to clarify whether there is a risk that the system would disable phones of the driver and/or the passengers in times of emergencies.

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

February 7, 2022

8.	Please estimate the funds needed to bring each of your SaverOne Generations to market under the timetable described on page 49.

Response: In response to the Staff’s comment, the Company notes that the development of Generation 1.0 has been completed and is currently being marketed, development of Generation 2.0 is in process and development of Generation 3.0 is the early stage of development. The Company has revised its disclosure on page 50 of Amendment No. 1 to estimate the funds needed to bring Generation 2.0 to market under the timetable described on page 50. It is too early to estimate the funds needed to bring Generation 3.0 to market.

Sales and Marketing, page 50

9.	We note that you generate a modest amount of revenue through your pilot programs and that you have installed 550 SaverOne systems. Please describe the economic terms underlying your pilot program agreements. It is unclear whether your pilot program partners are receiving these systems for free, at cost, for significantly discounted rates, or at a price similar to market pricing. It is also unclear if you will bear most of the operating costs associated with the pilot program or if the costs will be shared with the participants. Further, clarify if the 1,500 orders constitute market orders reflecting a fully commercialized system or if the orders are part of the pilot program.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Amendment No. 1 to describe the economic terms underlying the Company’s pilot program agreements. In addition, the Company has revised its disclosure on pages 2, 38 and 47 of Amendment No. 1 to distinguish between the number of pilot orders and commercial orders.

10.	After your SaverOne systems are offered for commercial sale, please clarify how you will generate revenue from these systems. It is not clear if they will involve a per-unit fee, a usage fee, and/or subscription arrangements. We note references to revenue sharing programs in your financial statement footnotes. Please clarify how these revenue sharing arrangements would operate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Amendment No. 1 to clarify how the Company will generate revenue from the SaverOne systems that are offered for commercial sale. In addition, the Company has revised its disclosure on page 51 of Amendment No. 1 to clarify how the revenue sharing arrangements referenced in the Company’s financial statement footnotes would operate.

Intellectual Property, page 53

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

February 7, 2022

11.	Please identify the Israeli patents that are subject to a patent dispute by a third-party. Further, please clarify the nature of the dispute and whether the third-party objector offers or is developing a competing product to the ones you are developing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 of Amendment No. 1 to identify the Israeli patents that are subject to a patent dispute by a third-party. In addition, the Company has revised its disclosure on page 54 of Amendment No. 1 to clarify the nature of the dispute and whether the third-party objector offers or is developing a competing product to the ones the Company is developing.

Manufacturing, page 53

12.	Please describe the terms of your contract manufacturing agreement with Flex Ltd. and advise us whether it is a material agreement for which you are substantially dependent. Further, clarify whether these agreements would extend beyond the pilot program phase of SaverOne Generation 1.0.

Response: In response to the Staff’s comment, the Company does not have such a contract manufacturing agreement. Instead, Flextronics Ltd. manufactures the SaverOne system under purchase orders which are issued from time to time. The Company is not substantially dependent on Flextronics because, among other things, it believes its products can be manufactured by an alternative manufacturer with relatively limited disruption. The Company has revised its disclosure on page 54 of Amendment No. 1 to reflect its current arrangement with Flextronics and clarify that as volume of purchase orders grow as the Company extends beyond the pilot phase program of SaverOne Generation 1.0, it expects to enter into such a contract manufacturing agreement.

Management, page 60

13.	On page F-33, you refer to your CEO, Ori Gilboa, as being an “outsourced CEO” pursuant to a consulting agreement, yet working for a full-time equivalent. Please clarify whether Mr. Gilboa is still working under such an outsourced arrangement and how this arrangement differs from having him as an employee. To the extent that Mr. Gilboa has outside business interests that take up a material amount of his time, please clarify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-33 of Amendment No. 1 to remove the reference to Mr. Gilboa being an “outsourced CEO”. Mr. Gilboa is a full-time CEO who provides services through a company which is wholly-owned by Mr. Gilboa.

Executive Compensation, page 63

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

February 7, 2022

14.	Please advise us whether any of your executive employment or consulting agreements are material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectively advises the Staff that in accordance with Item 601(b)(10)(iii)(C)(5), as a foreign private issuer furnishing compensatory information under Item 402(a) of Regulation S-K, it is not required to file employment or consulting agreements because this is not required under Israeli law and they are not otherwise publicly disclosed by the Company.

Principal Shareholders, page 69

15.	Please disclose the natural person(s) that hold voting and/or investment power of the ordinary shares held by your principal shareholders that are entities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 70-71 to include the natural persons who hold voting and/or investment power over the ordinary shares held by its principal shareholders that are entities.

Report of Independent Registered Public Accounting Firm, page F-3

16.	To the extent the financials were prepared in accordance with IFRS, it should be clear whether you prepared, and the auditors opined, on financials issued in accordance with IFRS as issued by the IASB. The auditors’ report should explicitly state that the financial statements are in conformity with International Financial Reporting Standards “as issued by the IASB.” Refer to Item 17(c) of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-3 of Amendment No. 1 to explicitly state that the financial statements are in conformity with International Financial Reporting Standards “as issued by the IASB.”

Notes to the Financial Statements

Note 21 - Subsequent events, page F-48

17.	Please revise your filing to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

Response: In response to the Staff’s comment, the Company has revised its filings to disclose the date when the financial statements were authorized for issue and who gave that authorization.

General

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

February 7, 2022

18.	Page 21 discloses that you have elected to delay the adoption of new or revised accounting standards as a result of your emerging growth company status. However, page 42 discloses that you currently report and expect to continue to report your financial results under IFRS as issued by the IASB, so you will not be able to avail yourselves of this extended transition period. Please revise your disclosure on page 21 for consistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 22 of Amendment No. 1 to remove such election.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Ori Gilboa, Chief Executive Officer